March 7, 2012

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan, LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

Re: Solar Senior Capital Ltd.
        File Nos. 333-179433 and 814-00849

Dear Mr. Boehm:

        We have reviewed the registration statement on Form N-2 for Solar Senior
Capital Ltd ("Fund"), registering its common stock and debt securities, filed with the
Commission on February 8, 2012. Based upon Securities Act Release No. 6510 and the
representations contained in your letter of February 8, 2012, we conducted a selective
review of the registration statement. We have the following comments.

Prospectus

General

        Please state in your response letter whether FINRA has reviewed and approved
the proposed terms, compensation, and other considerations of the underwriting
arrangements contained in the registration statement.

        Please provide us with a form of prospectus supplement for each security that the
Fund may offer under the shelf offering. With respect to the common stock prospectus
supplement, please include the over-allotment disclosure required by Instruction 4 to Item
1.g. of Form N-2.

        The Fund's December 31, 2011 Financial Statement appears to indicate the Fund
has a loan outstanding; is this correct? If so, please provide an audited Senior Securities
table of the type shown in Item 4.3 of Form N-2.

Cover

        Please explain to us how the Fund is eligible to make a shelf offering pursuant to Rule
415 under the Securities Act of 1933.

        Please include a pricing table in the form set forth in Item 1.1.g. of Form N-2.

        Please clarify that securities rated below investment grade are also known as
"junk."

Summary (p. 1)

<u>Solar Senior Capital</u> (p. 1)

Does the Fund place assets in the SPV only when it draws on the credit facility? How is it determined which assets will be subject to the security interest?

<u>About Solar Capital Partners</u> (p. 2)

This section is too long for the Summary section. Please shorten and summarize the disclosure.

Offerings (p. 10)

What is the maximum percent dilution that could be produced by sales of securities registered in this registration statement?

Risk Factors (p. 17)

<u>We may expose ourselves to risk if we engage in hedging transactions</u> (p. 22)

Please include counterparty risk disclosure in this section.

<u>There are significant potential conflicts of interest . . .</u> (p. 30)

Has the Fund applied to the SEC for an order permitting it to co-invest with affiliates?

Use of Proceeds (p. 36)

If a material part of the proceeds will be used to discharge indebtedness, please state the interest rate and maturity of the indebtedness. *See* Instruction 2 to Item 7.1 of Form N-2.

Disclosure indicates the Fund may take as long as six months to invest the proceeds of the shelf offerings. Please explain the reasons for and consequences of the delay. *See* Guide 1 and Item 7.2 of Form N-2.

Management's Discussion and Analysis of Financial Condition and Results of Operations (p. 39)

<u>Overview</u> (p. 39)

The Fund seeks to register debt securities with this filing. Will holders of these debt securities have a higher claim on the Fund's assets than the secured credit facility lender? Will the answer differ depending on whether the draw on the credit facility predates the sale of debt securities? Will the debt securities have priority over other credit facilities the Fund may enter into in the future?

Critical Accounting Policies (p. 40)

Payment-in-Kind Interest (p. 42)

Disclosure in this section indicates the Fund holds investments which contain a PIK interest provision. What percentage of Fund assets are invested in securities containing a PIK provision? Depending on the answer, we may have additional comments.

Investment Advisory and Management Agreement   (p. 74)

Disclosure in the Fund's most recent Form 10-K shows the amount payable for investment advisory fees (set forth in the statement of assets and liabilities) is equal to the investment advisory expense (set forth in the statement of operations) for the fiscal year ending December 31, 2011. Please explain to us why the Fund has a payable in this amount to the investment adviser and whether there are any issues or concerns, raised by the existence of the payable, which have not been disclosed.

Sales of Common Stock below Net Asset Value (p. 99)

In the first sentence of the first paragraph of this section, please change "will seek" to "have sought."

Statement of Additional Information

What are the Fund's plans regarding the filing of a Form T-1 Statement of Eligibility with respect to the Form of Indenture?

Please undertake to file as an exhibit to the registration statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown.

Please file as an exhibit the Fund's fidelity bond.

Consolidated Financial Statements (F-1)

Please include the Fund's December 31, 2011 financial statements in the disclosure. Please use the 12/31/2011 data to revise the fee table. Please include interest expense in the revised fee table.

For securities that pay a combination of cash and PIK interest, please disclose the portion of the interest that is PIK, and disclose both the cash and PIK rates.

Please provide a schedule of the Fund's non-qualifying investments, and in a footnote, explain the significance of non-qualification. *See* Item 8.6 of Form N-2.

General

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel